RETALIX LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                       AND
                                 PROXY STATEMENT

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Retalix Ltd. (the "Company") will be held on October 7, 2008 at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra'anana, Israel, for the following purposes:

       1. To elect the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Barry Shaked, Gillon Beck, Brian Cooper, Ishay Davidi, Neomi Enoch, Amnon Lipkin-Shahak, Ian O'Reilly and Itschak Shrem.

       2. To elect Dr. Zvi Lieber as an external director to the Board of Directors of the Company.

       3.         To approve the compensation of our Chief Executive Officer.

       4. To amend the Amended and Restated Articles of Association of the Company to authorize the Company to donate reasonable sums to charity.

       5. To approve the grant of letters of indemnification to our directors.

       6. To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services.

       7. To discuss the financial statements of the Company for the year ended December 31, 2007.


Shareholders of record at the close of business on September 2, 2008 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return such document promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder's shares are held via the Company's Israeli registrar for trading on the Tel Aviv Stock Exchange, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy to the offices of the Company at 10 Zarhin Street, Ra'anana, Israel, Attention: Director of Investor Relations, together with a proof of ownership (ishur baalut), as of the record date, issued by his, her or its broker. Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by our Board of Directors. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

                                     By Order of the Board of Directors,

                                     Barry Shaked
                                     Chief Executive Officer and President
Dated: August 27, 2008

                                  RETALIX LTD.
                       10 Zarhin Street, Ra'anana, Israel


                                 PROXY STATEMENT


This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the "Ordinary Shares"), of Retalix Ltd. ("Retalix" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders and Proxy Statement. The Meeting will be held on October 7, 2008 at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra'anana, Israel.

                  The agenda of the Annual General Meeting is as follows:

       1. To elect the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Barry Shaked, Gillon Beck, Brian Cooper, Ishay Davidi, Neomi Enoch, Amnon Lipkin-Shahak, Ian O'Reilly and Itschak Shrem.

       2. To elect Dr. Zvi Lieber as an external director to the Board of Directors of the Company.

       3.         To approve the compensation of our Chief Executive Officer.

       4. To amend the Articles of Association of the Company to authorize the Company to donate reasonable sums to charity.

       5. To approve the grant of letters of indemnification to our directors.

       6. To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services.

       7. To discuss the financial statements of the Company for the year ended December 31, 2007.


The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy is also enclosed. Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by our Board of Directors. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received, will be voted in favor of all the matters to be presented to the Meeting, as described above.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being made available by the Board of Directors of the Company. Only Shareholders of record at the close of business on September 2, 2008 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear, on September 2, 2008 in the records of the Company, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

The Company had outstanding on July 31, 2008, 20,315,515 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person, or by proxy entitled to vote, will constitute a quorum at the Meeting. If a quorum is not present by 10:30 a.m. on the date of the Meeting, the Meeting will stand adjourned to October 15, 2008 at the same time and place.

                  BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth, as of August 26, 2008, the number of shares owned beneficially by all shareholders known to the Company to own beneficially more than 5% of the Company's shares. As of July 31, 2008, 20,315,515 of our ordinary shares were outstanding.

                                                                                                             Percentage
                                                                                                                 of
                                                                                                             utstanding
                                                                                       Number of              ordinary
                                 ordinary shares
Name                                                                                  shares held           o  (1)(2)
----------------------------------------------------------------------------   --------------------------   -------------


Ronex Holdings, Limited Partnership (3)(5)                                             2,569,676              12.6%
Prisma Investment House Ltd. (4)                                                       1,832,543               9.0%
Barry Shaked (5)(6)                                                                    1,404,806               6.8%
Brian Cooper (5)                                                                         751,485               3.7%

(1) Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.
(2) Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options exercisable on July 31, 2008, or within 60 days thereafter. Following U.S. Securities and Exchange Commission ("SEC") rules, shares deemed beneficially owned by virtue of an individual's right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.
(3) This information is based solely on Schedule 13G/A filed with the SEC by Ronex Holdings, Limited partnership, and various affiliated FIMI private equity funds on August 26, 2008, and relates to their holdings of our shares as of that date. Based on the information provided in such Schedule 13G/A, the relevant members of the group are: Mr. Barry Shaked, Mr. Brian Cooper (their address is: c/o Retalix Ltd. 10 Zarhin Street, Ra'anana 43000, Israel) Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership, and FIMI Opportunity IV, L.P. The address of the FIMI entities is: c/o FIMI IV 2007 Ltd., Rubinstein House, 37 Begin Road, Tel Aviv, Israel. The respective shared voting power of the entire group is: 4,509,376 shares.
(4) This information is based solely on Schedule 13/D filed with the SEC by Prisma Investment House Ltd., on February 14, 2008, and relates to their holdings of our shares as of February 10, 2008. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.
(5) Pursuant to the Shareholders Agreement, dated March 3, 2008, among Ronex, Barry Shaked and Brian Cooper, the parties agreed, among other things, to vote their respective ordinary shares for the election to our board of directors of four directors designated by Ronex and four directors designated by Messrs. Shaked and Cooper and two external directors, one of whom to be designated by Ronex and the other to be designated by Messrs. Shaked and Cooper. They also agreed to allow Ronex to designate the Chairman of the Board, subject to certain conditions. The parties to the Shareholders Agreement agreed to meet prior to each general meeting of shareholders and to attempt to reach a unified position with respect to principal issues on the agenda of each such meeting. The parties agreed to vote against any proposed changes to our articles of association which will conflict with the provisions of the Shareholders Agreement. The Shareholders Agreement also contains tag-along and bring-along rights. The foregoing is based upon the
         Schedule 13D/A filed by the parties on March 3, 2008. By virtue of the Shareholders Agreement, each of parties thereto may be deemed to beneficially own all the 4,725,967 ordinary shares held, as of August 26, 2008, by all such parties, representing approximately 22.8% of our outstanding shares (assuming the exercise of Mr. Shaked's options referenced in footnote 6 below). Each party to the Shareholders Agreement has disclaimed beneficial ownership of shares held by any other party.
(6) Includes options to purchase up to 371,327 shares, held by Mr. Shaked, directly or indirectly, that were exercisable on July 31, 2008 or within 60 days thereafter.



                         ITEM 1 - ELECTION OF DIRECTORS

         Our directors, other than outside directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect each of Barry Shaked, Gillon Beck, Brian Cooper, Ishay Davidi, Neomi Enoch, Amnon Lipkin-Shahak, Ian O'Reilly and Itschak Shrem to our Board of Directors. Each nominee has been recommended by our Audit Committee acting in the capacity as our Nominating Committee. Except for Mr. Shaked, all of the nominees qualify as "independent directors" under the Nasdaq rules.

         A brief biography of each nominee is set forth below.

         One of the Company's "external directors" (as defined under the Israeli Companies Law, 5759-1999 (the "Companies Law")), Mr. David Bresler, was elected in June 2006 and continues to serve a three-year term. The Company's other external director, Mr. Louis Berman, has tendered his resignation, which will take effect as of the end of the Meeting. At the Meeting, the shareholders will be asked to elect a new external director. See Item 2 below.

         Barry Shaked is one of our founders and has served as our President and Chief Executive Officer since our inception in April 1982 and as our Chairman of the Board from April 1982 until August 2008. From August 1975 to February 1979, Mr. Shaked served as an officer in the Israeli Defense Forces. He attended the Computer Science School of Bar-Ilan University from 1980 to 1983.

         Gillon Beck has served as a director since March 2008. Mr. Beck has been a Senior Partner and director at FIMI Opportunity Funds since 2003. He also serves as a Director of Inrom Industries Ltd., Ytong Industries Ltd (Chairman)-(TASE), Nirlat Paints Ltd (TASE), MDT Micro Diamond Technologies Ltd, Metro Motor Marketing Ltd, TANA Industries (1991) Ltd., Orian S.M. Ltd. (TASE), Gamatronic Electronic Industries Ltd. (TASE), Merhave-Ceramic and Building Materials Center Ltd (TASE), and Concept Fashion Ltd. Previously he was director at TAT Technologies LTD (NASDAQ) and Chairman of Medtechnica Ltd (TASE). He holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology, and an MBA in Finance from Bar Ilan University.

         Brian Cooper has served as a director since August 1984. From December 1999 to June 2001, Mr. Cooper served as our Vice President, Israeli operations. Mr. Cooper also served as our Chief Financial Officer from August 1984 until December 1999. From 1979 to 1984, Mr. Cooper served as an officer in the Israeli Defense Forces as an economist and programmer. Mr. Cooper has been a director of YCD Multimedia Ltd. since June 2003 and a director of Redmatch International Ltd. since October 2007. Mr. Cooper received a B.A. in Economics from Haifa University in 1977.

         Ishay Davidi has served as a director since March 2008 and as our Chairman of the Board since August 2008. He is the Founder and Chief Executive Officer of each of FIMI IV 2007 Ltd., FIMI Opportunity 2005 Ltd, FIMI 2001 Ltd and First Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Tefron Ltd., Scope Metals Group Ltd., Inrom Industries Ltd., MDT Micro Diamond Technologies Ltd, Orian S.M. Ltd., Merhav-Ceramic and Building Materials Center Ltd., Ophir Optronics Ltd. and Bagir Group Ltd. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from
Tel Aviv University and an M.B.A. from Bar Ilan University.

         Neomi Enoch has served as a director since August 2008. Ms. Enoch is a consultant in the field of company betterment and recovery. From 2003 to 2006, she served as Vice President of Finance of Shufersal Ltd. (TASE: SAE), a leading supermarket chain in Israel. From 1998 to 2003, she served as Vice President of Finance of Partner Communications Company Ltd. (NASDAQ, TASE: PTNR). From 1983 to 1998, she served as Controller and
Vice President of Finance of Mul-T-Lock Ltd. Ms. Enoch is a member of the Board of Directors of Blue Square Real Estate Ltd. (TASE: BLSR), Solbar Industries Ltd. (TASE: SLBR), Keter Publishing House Ltd. (TASE: KETR) and Arim Urban Development Ltd. From 2001 to 2003, she served as a member of the Estates Committee, a public committee appointed by Ministry of Justice. From 1999 to 2003, she served as a member of the Advisory Committee and Council to the Bank of Israel. Ms. Enoch holds an M.B.A. from Bradford University and a B.A. in Accounting and Economics from the Tel Aviv University.

         Amnon Lipkin-Shahak has served as a director since April 2002. Since May 2001, Mr. Lipkin-Shahak has served as the Chairman of the Board in the TAHAL Group and as a director in the Kardan Group. Mr. Lipkin-Shahak also serves as a director in El-Al Airlines, Visual Defence and Nilit and as the Chairman of the Executive Committee of the Peres Center for Peace. Between May 1999 and March 2001, Mr. Lipkin-Shahak served as a member of the Israeli parliament (the Knesset). During this period, Mr. Lipkin-Shahak served as a cabinet minister between July 1999 and March 2001. In December 1998,
Mr. Lipkin-Shahak retired from his position as the Chief of Staff of the Israeli Defense Forces after thirty-six years of service.

         Ian O'Reilly has served as a director since November 2000. Mr. O'Reilly serves as the Chairman of the Cambridge Building Society and as a director of Atlas Cedar Ltd. From 1991 to 2000, Mr. O'Reilly served as a Group IT Manager at Tesco Stores Ltd. He received a British Computer Society Qualification from the Cambridge College of Arts and Technology.

         Itschak Shrem has served as a director since January 2008. Mr. Shrem is Chairman and founder of Shrem Fudim Group, a private banking house publicly traded on the Tel-Aviv Stock Exchange. He also serves as the Chairman of Leader Holdings and Investments Ltd., Polar Communications Ltd. and various affiliated companies. In 1993, Mr. Shrem founded Polaris (now Pitango) venture capital fund. Prior to that, Mr. Shrem spent 15 years at Clal Industries and Investments Ltd. in various capacities, including Chief Operating Officer responsible for the group's capital markets and insurance businesses. Mr. Shrem holds a B.A. in Economics from Bar-Ilan University and an M.B.A. from Tel-Aviv University.


Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that, Barry Shaked be and hereby is re-elected to the Board of Directors, effective immediately;

          RESOLVED, that, Gillon Beck be and hereby is re-elected to the Board of Directors, effective immediately;

          RESOLVED, that, Brian Cooper be and hereby is re-elected to the Board of Directors, effective immediately;

          RESOLVED, that, Ishay Davidi be and hereby is re-elected to the Board of Directors, effective immediately;

          RESOLVED, that, Neomi Enoch be and hereby is re-elected to the Board of Directors, effective immediately;

          RESOLVED, that, Ian O'Reilly be and hereby is re-elected to the Board of Directors, effective immediately;

          RESOLVED, that, Amnon Lipkin-Shahak be and hereby is re-elected to the Board of Directors, effective immediately; and

          RESOLVED, that, Itschak Shrem be and hereby is re-elected to the Board of Directors, effective immediately."

Vote Required

         Approval of these matters will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.


                     ITEM 2 - ELECTION OF EXTERNAL DIRECTOR

         Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual's position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of an external director, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for compensation.

         Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to two three-year terms, subject to extension in certain limited situations. All of the external directors of a company must be members of its Audit Committee and each other committee of a company's board of directors that is authorized to exercise powers of the board must include at least one external director.

         Mr. David Bresler was elected as an external director in June 2006 and continues to serve a three-year term. The Company's other external director, Mr. Louis Berman, has tendered his resignation as an external director effective as of the end of the Meeting.

         Our Audit Committee acting in the capacity our Nominating Committee has recommended the election of Dr. Zvi Lieber as an external director for a term of three years. We have received a declaration from Dr. Lieber confirming that he qualifies as an external director under the Companies Law. Our Board of Directors has resolved that, if elected at the Meeting, Dr. Lieber will be a member of our Audit Committee as an Audit Committee financial expert under the SEC and Nasdaq rules.

         A brief biography of Dr. Zvi Lieber is set forth below:

         Dr. Zvi Lieber has been a business and financial consultant to companies for over 30 years. He is also a senior lecturer in the M.B.A. program at the Peres Academic Center in Rehovot, where he teaches accounting and financing. Dr. Lieber serves as a member of the Board of Directors of Ampa Capital Ltd. and of The Jewish Agency Employee Pension Fund Ltd. From 2002 to 2006, he served as a member of the Board of Directors of the Tel Aviv Stock Exchange Ltd. From 1976 to 2002, he was a senior lecturer of business administration in the Faculty of Management of Tel Aviv University. Dr. Lieber has also served as a director of several other companies and as a member of several public advisory committees appointed by the Government of Israel. Dr. Lieber holds a Ph.D. in Business Administration from the University of Chicago and an M.B.A. from the Hebrew University in Jerusalem.

         Proposed Resolution

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that Dr. Zvi Lieber be elected to a three-year term as external director of the Company, effective immediately."

         Vote Required

         Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding voting power in the Company.

                  The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.


         ITEM 3 - APPROVAL OF THE COMPENSATION OF OUR CHIEF EXECUTIVE OFFICER

         Mr. Barry Shaked has served as our President, Chief Executive Officer and Chairman of our Board of Directors since our inception in 1982. In August 2008, our Board of Directors appointed Mr. Ishay Davidi as our Chairman of the Board in place of Mr. Shaked. At the Meeting, you will be asked to approve that the terms of Mr. Shaked's compensation in his capacity as our Chief Executive Officer remain unchanged for the period ending December 31, 2011. Even if this proposal is approved, the continuation of Mr. Shaked's service will be at the pleasure of our Board of Directors.

Mr. Shaked's Management Agreement

         In October 2002, we entered into a management agreement with a private company owned by Mr. Shaked, pursuant to which such company provides us, through Mr. Shaked exclusively, management services usually assigned to a chief executive officer and chairman of the board of directors of a company.

         In consideration for such services, Mr. Shaked's company is entitled to receive a monthly fee of $26,586, linked to the representative exchange rate of the New Israeli Shekel published by the Bank of Israel on the date of each payment.

         Mr. Shaked's company is entitled to receive an annual bonus based on our attainment of certain performance milestones. For the first million dollars of our net income earned, it is entitled to receive a bonus of $65,000. For each subsequent million dollars of our net income, it is entitled to receive an additional bonus, which is to be $5,000 less than the prior bonus level, down to $35,000 for seven million dollars of net income and for each million dollars earned thereafter.

         Mr. Shaked's company is entitled to receive, at the beginning of each calendar year, options to purchase a number of our ordinary shares equal to 1.0% of our then outstanding ordinary shares. These options are vested at the grant date, but are exercisable as follows: 33% - starting one year following the date of grant; 33% - starting two years following the date of grant; and 34% - starting three years following the date of grant. The options have a term of four years from the date of grant.

         Mr. Shaked's company is entitled to a special bonus in the amount of $132,930 in the event the management agreement expires or is terminated for any reason, other than termination for cause. In addition, it is entitled to full compensation and benefits during the first three-month period following termination of services in exchange for not undertaking any contractual relationships or employment with third parties and post-termination cooperation during such period, and to full compensation and benefits also during the second three-month period following termination of services in exchange for post-termination consulting during such period, and an additional payment equal to five months' fees in the event of termination of services, other than by us for cause.

Comparison to Compensation of Peer Group

         In July 2008, we evaluated a benchmark study of chief executive officer compensation that contained a peer group comparison of publicly traded software companies, including some which are active in the retail and supply chain industry and some with annual revenues and market capitalization between $100 million and $350 million. The peer group used included Actuate Corp, Chordiant Software Inc. Epicor Software Corp, i2 Technologies Inc, JDA Software Group Inc, Manhattan Associates Inc., Perficient Inc., Radiant Systems Inc., Synchronoss Technologies Inc.
and Vignette Corp. We obtained the data for this study from Equilar Inc., a provider of executive compensation proxy data.

         This compensation study indicated that in 2007, chief executive officers in the peer group had an annual median base salary of $435,000, a median annual bonus of $441,842, a median equity and long-term incentive compensation value of $1,571,194, and median total cash and equity-based compensation of $2,433,356. When compared with the compensation to chief executive officers in this peer group, Mr. Shaked's total direct compensation is below the 25th percentile.

Proposed Resolution

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the management agreement between the Company and the private company owned by Mr. Barry Shaked be amended to provide that Mr. Shaked exclusively provide to the Company all services usually assigned to a chief executive officer of a company and be extended until December 31, 2011."

Vote Required

         Approval of this matter requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.


   ITEM 4 - AMENDMENT OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION TO AUTHORIZE DONATIONS OF REASONABLE SUMS TO CHARITY

         The Companies Law provides that a company may donate reasonable sums to charity, if so permitted in its Articles of Association. Our Board of Directors recommends that our Amended and Restated Articles of Association be amended to authorize us to donate reasonable sums to charity, as may be approved by our Board of Directors from time to time.

Proposed Resolution

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the following provision be added to the end of Article 2 of the Company's Amended and Restated Articles of Association:

                  The Company shall be authorized to donate reasonable sums to charity, subject to approval by the Board of Directors."

Vote Required

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         The Board of Directors recommends a vote FOR approval of the proposed resolution.


    ITEM 5 - APPROVAL TO GRANT LETTERS OF INDEMNIFICATION TO OUR DIRECTORS

         The Companies Law and our Amended and Restated Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to exempt a director or officer in advance from liability to the Company for a breach of his or her duty of care and to indemnify a director or officer for certain liabilities and expenses incurred by him or her in the capacity of an director or officer in the Company, subject to certain conditions and limitations. For example, the proposed indemnification and exemption would not apply to any monetary liability incurred as a result of any of the following:

      o a breach by the director or officer of his or her duty of loyalty unless, with respect to indemnification, the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

      o a breach by the director or officer of his or her duty of care if the breach was done intentionally or recklessly;

      o any act or omission done with the intent to derive an illegal personal benefit; or o any fine or penalty levied against the director or officer.

         For more details relating to indemnification of our directors and officer, please see our Annual Report on Form 20-F for the year ended December 31, 2007, "Item 10 - Additional Information - Memorandum and Articles of Association - Indemnification of Directors and Officers."

         Our Audit Committee and Board of Directors approved to provide indemnification letters to our director and officers serving from time to time in such capacity. According to the Companies Law, the grant of indemnification letters to directors also requires shareholder approval.

         At the Meeting, the shareholders will be asked to approve that indemnification letters in the form attached as Appendix A hereto be provided to our directors serving from time to time in such capacity.

         We believe that it is in the Company's best interest to provide indemnification letters to our directors, to enable us to attract and retain highly qualified directors.

Proposed Resolution

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, to approve that indemnification letters, substantially in the form attached as Appendix A hereto, be provided to our directors serving from time to time in such capacity."

Vote Required

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         The Board of Directors recommends a vote FOR approval of the proposed resolution.


    ITEM 6 - APPOINTMENT OF INDEPENDENT AUDITORS

         At the Meeting, and upon the recommendation of the Company's Audit Committee and Board of Directors, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors until the next Annual General Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to fix the remuneration of our independent auditors in accordance with the volume and nature of their services, or to delegate to our Audit Committee to do so, as contemplated by the U.S. Sarbanes-Oxley Act and Nasdaq rules. The auditors have no relationship to us or with any of our affiliates, except as auditors.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Kesselman & Kesselman be appointed as the independent auditors of the Company until the Company's next Annual General Meeting of Shareholders; and

         RESOLVED, that the Board of Directors of the Company be authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, or to delegate the Audit Committee thereof to do so."

Vote Required

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

     ITEM 7 - CONSIDERATION OF FINANCIAL STATEMENTS

         A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2007 are included in our Annual Report on Form 20-F, which we filed with the SEC. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

         This item will not involve a vote of the shareholders.


                                 OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                                  By Order of the Board of Directors,

                                  Barry Shaked
                                  Chief Executive Officer and President


Dated: August 27, 2008

                                   Appendix A

                             INDEMNIFICATION LETTER

Date:  [________]

To:  [________]

       It is in the best interest of Retalix Ltd. (the "Company") to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming increasingly reluctant to serve high growth companies or publicly-held companies unless they are provided with adequate protection in connection with such service.

       You are or have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

       Accordingly, in consideration of your continuing to serve the Company, the Company agrees as follows:

1. Subject to the terms of this letter, and the Company's Articles of Association, the Company hereby undertakes to fully indemnify you for the following items in respect of any act or omission taken or omitted by you in your capacity as a director, officer and/or employee of the Company:

       1.1 any financial obligation imposed on or incurred by you in favor of another person by a judgment, including a settlement or an arbitrator's award approved by court;

       1.2 all reasonable litigation expenses, including attorney's fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

       1.3 all reasonable litigation expenses, including attorneys' fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal charge in which you are acquitted, or in any criminal proceedings in which you are convicted of a crime which does not require proof of criminal intent.

       The wording in clauses 1.1, 1.2 and 1.3 above is based on the Hebrew-language provisions of the Israeli Companies Law, 1999 (the "Companies Law") and shall not be construed to limit the amount or scope of indemnification payable to you hereunder to the extent permitted by applicable law, provided that your underlying payment obligation arises in respect of any act or omission taken or omitted by you in your capacity as a director, officer and/or employee of the Company.

       The indemnification payable to you under this letter will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a "Subsidiary") or in your capacity as a director, or observer at board of directors' meetings, of a company not controlled by the Company but where your appointment as a director or observer results from the Company's holdings in such company ("Affiliate").

       Without diminishing or impairing the obligations of the Company set forth in the preceding subparagraphs, if, for any reason, you shall elect or be required to pay all or any portion of any judgment or settlement in any proceeding in which the Company is jointly liable with you (or would be if joined in such proceeding), the Company shall contribute to the amount of expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred and paid or payable by you in proportion to the relative benefits received by the Company and all other officers, directors or employees of the Company who are jointly liable with you (or would be if joined in such proceeding), on the one hand, and you, on the other hand, from the transaction from which such proceeding arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than you who are jointly liable with you (or would be if joined in such proceeding), on the one hand, and you, on the other hand, in connection with the events that resulted in such expenses, judgments, fines or amounts paid in settlement, as well as any other equitable considerations. The relative fault of the Company and all other officers, directors or employees of the Company who are jointly liable with you (or would be if joined in such proceeding), on the one hand, and you, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary, and the degree to which their conduct is active or passive. For the avoidance of doubt, the obligations of the Company to indemnify you hereunder apply to any claims for contribution which may be brought against you by officers, directors or employees of the Company who may be jointly liable with you.

       For the avoidance of doubt, indemnifiable expenses relating to proceedings shall include, without limitation, expenses reasonably incurred in preparing to defend threatened proceedings and expenses reasonably incurred as a witness in connection with any such proceedings.

2. Notwithstanding anything to the contrary herein, the Company will not indemnify you to the extent prohibited under Section 263 of the Companies Law, as determined by final court decision.

3. The Company will make available to you all amounts payable in accordance with paragraph 1.1 above on or prior to the date on which such amounts are required to be paid by you. To the fullest extent permitted by applicable law, the Company will advance the expenses incurred by you in connection with any applicable proceeding within 14 days after the receipt by the Company of a statement or statements requesting such advances from time to time, whether prior to or after final disposition of such proceeding. Advances shall be unsecured and interest free. Advances shall be made without regard to your ability to repay them (should repayment be required). You shall qualify for advances only upon the execution and delivery to the Company of an undertaking to repay the advance to the extent that it is ultimately determined by a court of competent jurisdiction, in a final and non-appealable order that you are not entitled to be indemnified by the Company under the provisions of this letter, the Company's articles of association, the Companies
       Law or otherwise.

       As part of the aforementioned undertaking, the Company will make available to you upon request any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4. The Company will indemnify you even if (i) at the relevant time of such indemnification you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions or omissions taken or omitted by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, or
       (ii) such actions or omissions were taken or omitted by you in such capacity prior to the date hereof.

5. The indemnification covered in paragraph 1.1 shall apply only insofar as it results from your actions or omissions in the following matters or in connection therewith or in relation thereto, which the Company's Board of Directors has resolved are foreseeable in light of the actual activities of the Company:

       5.1 The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

       5.2 Occurrences resulting from the Company's status as a public company, and/or from the fact that the Company's securities were issued to the public and/or are traded on a stock exchange, whether in Israel, the United States or any other jurisdiction;

       5.3 Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

       5.4 The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

       5.5 Actions in connection with the merger or proposed merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

       5.6 Actions in connection with the sale or proposed sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

       5.7 Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

       5.8 Actions taken in connection with labor relations and/or employment matters in the Company Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers, including stock options granted or promised (or allegedly promised) thereto or exchanges of such options with other securities;

       5.9 Actions in connection with the development, testing or sale of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

       5.10 Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to any type of intellectual property;

       5.11 Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not, including but not limited to, internal control policies and procedures;

       5.12 Actions taken in connection with the accounting policies or financial reporting of the Company or any of its Subsidiaries or Affiliates, and in providing guidance to the public regarding future performance thereof;

       5.13 Any action or decision in relation to work safety and/or working conditions;

       5.14 Negotiation for, signing and performance of insurance policies, and any actions or omissions resulting in inadequate safety measures and/or malpractice of risk management and/or the failure to maintain appropriate insurance;

       5.15 Any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, a Subsidiary and/or an Affiliate, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;

       5.16 Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, a Subsidiary and/or an Affiliate, or their respective directors, officers, employees, agents or other persons acting or allegedly acting on their behalf;

       5.17 Any claim or demand made directly or indirectly in connection with complete or partial failure by the Company, a Subsidiary and/or an Affiliate, or their respective directors, officers, employees or agents, to pay, report or maintain applicable records regarding, any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not;

       5.18   Anti-competitive acts and acts of commercial wrongdoing;

       5.19 Acts in regard of invasion of privacy including, without limitation, with respect to databases and acts in regard of slander; and

       5.20 Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

6. The total amount of indemnification under paragraph 1.1 that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to one quarter (25%) of the Company's total shareholders equity at the time of the actual indemnification. No other categories of indemnification shall be limited by this paragraph 6.

7. The rights of indemnification and to receive advancement of expenses as provided by this letter shall not be deemed exclusive of any other rights to which you may at any time be entitled under applicable law or otherwise. To the extent that a change in Israeli law, whether by statute, regulation or judicial decision, permits greater rights to indemnification or advancement of expenses than would be afforded on the date of this letter, it is the intent of the parties hereto that you shall enjoy by this letter the greater benefits so afforded by such change.

       To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees or agents of the Company or of any Subsidiary or Affiliate thereof, you shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available under such policy or policies. If, at the time the Company receives notice from any source of a proceeding as to which you are a party or a participant (as a witness or otherwise), the Company has director and officer liability insurance in effect, the Company shall give prompt notice of such proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on your behalf, all amounts payable as a result of such proceeding in accordance with the terms of such policies.

       In the event of any payment under this letter, the Company shall be subrogated to the extent of such payment to all of your rights of recovery, and you shall execute all papers reasonably required and take all reasonable action necessary to secure such rights.

       In order to avoid any doubt, it is hereby clarified that the indemnification payable pursuant to this letter shall be payable regardless of any obligations arising under an insurance policy and/or any other indemnification agreement to cover any payment of any type incurred by you, provided, however, that any payment made hereunder by the Company shall be returned to the Company to the extent that the same obligation is ultimately covered and actually paid directly to you, free of any deductions or the like, pursuant to such insurance policy and/or other indemnification agreement and up to that amount that is actually paid to you. Similarly, the Company will not indemnify you for any liability to the extent you have received payment by virtue of an insurance policy or another indemnification agreement.

8. Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under applicable law.

9. In all indemnifiable circumstances, indemnification will be subject to the following:

       9.1 You shall promptly notify the Company of any applicable proceedings initiated against you without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay, all documents you receive in connection with these proceedings.

       9.2 Other than with respect to proceedings that have been initiated against you by the Company or in its name, the retention of your counsel shall be with the consent of the Company, which shall not be unreasonably withheld. The Company will indemnify you for the reasonable fees and expenses of only one counsel in each applicable jurisdiction. If a claim or proceeding is brought against you and other persons entitled to indemnification from the Company, then the Company will indemnify all such persons collectively for the reasonable fees and expenses of one counsel in each applicable jurisdiction, except to the extent that doing so would prejudice any of such persons.

              Alternatively, with your consent, you shall execute all documents required to enable the Company and/or its attorney to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

              For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a settlement arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this letter and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this letter and/or pursuant to law.

       9.3 You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

       9.4 Any compromise or settlement agreement reached by you with respect to any suit, demand or other proceeding subject to indemnification under this letter shall require the Company's prior written consent.

10. If for the validation of any of the undertakings in this letter any act, resolution, approval or other procedure is required, the Company represents that it has caused them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

11. For the avoidance of doubt, it is hereby clarified that nothing contained in this letter derogate from the Company's right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above.

12. Any re-organization, change of control, merger or acquisition or the like of the Company, including without limitation, a change of the Board of Directors or change of management, will not derogate from the Company's obligations under this letter. This letter shall be binding upon the Company and its successors (including the surviving company in a merger with the Company) and assigns, and shall inure to your benefit and your estate, heirs, legal representatives and assigns.

       The Company agrees that if there is a change of control of the Company (other than a change in control which has been approved by a majority of the Company's Board of Directors who were directors immediately prior to such change in control), then with respect to all matters thereafter arising concerning your rights to payments under this letter of indemnification, the Company shall seek legal advice only from Independent Legal Counsel (as defined below) selected by you and approved by the Company, which approval shall not be unreasonably withheld. Such counsel, among other things, shall render its written opinion to the Company and to you as to whether and to what extent you would be permitted to be indemnified under applicable law, and the Company will abide by such opinion. The Company will pay the reasonable fees for the Independent Legal Counsel referred to above and to fully indemnify such counsel for damages arising in connection with such representation. For purposes of this letter, "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with this provision, who shall not have otherwise performed services for the Company or for you within the last three years (other than with respect to matters concerning your rights under this letter or of other beneficiaries under similar indemnity agreements).

13. In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that you are entitled to indemnification under this letter if you have submitted a proper request for indemnification under this letter, and the Company shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

14. The ability of the Company to indemnify its "office holders" (as defined in the Companies Law) is limited under the Companies Law. If any undertaking included in this letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

15. This letter and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel. All disputes shall be resolved exclusively by the District Court of Tel Aviv. If the Company denies your request for indemnification (including expense advances) provided for in this letter, in whole or in part, and the court rules in your favor in an action against the Company for such indemnification, the Company shall reimburse you for all your expenses incurred in connection with such action.

16. This letter shall continue until and terminate upon the later of: (i) seven years after the date that you shall have ceased to serve as a director, officer, employee or agent of the Company or of any Subsidiary or Affiliate thereof, and (ii) one year after the final termination of any proceeding (including any rights of appeal thereto) in respect of which you are granted rights of indemnification or advancement of expenses hereunder; provided, however, that with respect to subparagraph
       (ii) hereof, this letter shall in such event terminate only with respect to the proceeding in question and not with respect to any other proceeding.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

                                            Very truly yours,

                                            RETALIX LTD.


                                            By:________________
                                                 Name:
                                                 Title:

Accepted and agreed to as of the date first above written:


-------------------
Name: